UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AppFolio, Inc.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

03783C100

(CUSIP Number)

June 30, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 03783C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William E. Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 552,071(1)
	6.	Shared Voting Power 629,788(2)
	7.	Sole Dispositive Power 552,071(1)
	8.	Shared Dispositive Power 629,788(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,181,859
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.1%
12.	Type of Reporting Person (See Instructions) (IN)

(1)	Of these shares, 506,171 shares are held in William E. Oberndorf’s Individual Retirement Account, which is self-directed, and 45,900 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as trustee for the Peter Oberndorf Irrevocable Trust, dated 6/30/89.
(2)	Of these shares, 447,000 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as the sole controlling person of Oberndorf Investments LLC and 182,788 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as a controlling person of the Bill & Susan Oberndorf Foundation.

CUSIP No. 03783C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bill & Susan Oberndorf Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 182,788(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 182,788(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 182,788
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.9%
12.	Type of Reporting Person (See Instructions) (CO)

(1)	Power is exercised through its two directors, William E. Oberndorf and Susan C. Oberndorf.

CUSIP No. 03783C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oberndorf Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 447,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 447,000(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 447,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%
12.	Type of Reporting Person (See Instructions) (OO) – limited liability company

(1)	Power is exercised through William E. Oberndorf as the sole member of the manager of Oberndorf Investments LLC.

CUSIP No. 03783C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter C. Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,100(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,100(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,100
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **0.1%
12.	Type of Reporting Person (See Instructions) (IN)

(1)	These shares are held in Peter C. Oberndorf’s Individual Retirement Account, which is self-directed.
**	Denotes less than

CUSIP No. 03783C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter Oberndorf Irrevocable Trust, dated 6/30/89
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 45,900(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 45,900(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,900
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.7%
12.	Type of Reporting Person (See Instructions) (OO)

(1)	Power is executed through its sole trustee, William E. Oberndorf.

Item 1.	(a)	Name of Issuer
AppFolio, Inc.

	(b)	Address of Issuer’s Principal Executive Offices
50 Castilian Drive Goleta, California 93117

Item 2.	(a)	Name of Person Filing

William E. Oberndorf (“WEO”), Bill & Susan Oberndorf Foundation, a California corporation (“Oberndorf Foundation”), Oberndorf Investments LLC, a Delaware limited liability company (“OBI”), Peter C. Oberndorf (“PCO”) and Peter Oberndorf Irrevocable Trust, dated 6/30/89 (“PCO Trust”). WEO, Oberndorf Foundation, OBI, PCO and PCO Trust are sometimes hereinafter referred to as the “Reporting Persons.”

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

	(b), (c)	Address of Principal Business Office or, if None, Residence; Citizenship of Reporting Persons

The principal business address of WEO is 615 Front Street, San Francisco, CA 94111. WEO is a citizen of the United States of America.

The principal business address of Oberndorf Foundation is 615 Front Street, San Francisco, CA 94111. Oberndorf Foundation is a California corporation.

The principal business address of OBI is 615 Front Street, San Francisco, CA 94111. OBI is a Delaware limited liability company.

The principal business address of PCO is 615 Front Street, San Francisco, CA 94111. PCO is a citizen of the United States of America.

The principal business address of PCO Trust is 615 Front Street, San Francisco, CA 94111. PCO Trust is a living trust, established for the benefit of PCO. WEO is the sole trustee of PCO Trust. Certain information with respect to PCO and WEO is set forth above.

	(d)	Title of Class of Securities
Class A common stock, par value $0.0001 per share.

	(e)	CUSIP Number:
03783C100

Item 3.	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(b)	(a)	(c)(i)	(c)(ii)	(c)(iii)	(c)(iv)
			Class A Common Stock
			Voting Power		Disposition Power
Reporting Persons	Percent of Class	Amount Beneficially Owned	Sole	Shared	Sole	Shared
William E. Oberndorf	19.1%	1,181,859	552,071	629,788	552,071	629,788
Bill & Susan Oberndorf Foundation.	2.9%	182,788	182,788	0	182,788	0
Oberndorf Investments LLC	7.2%	447,000	447,000	0	447,000	0
Peter C. Oberndorf	**0.1%	4,100	4,100	0	4,100	0
Peter Oberndorf Irrevocable Trust, dated 6/30/89	0.7%	45,900	45,900	0	45,900	0

**	Denotes less than

The foregoing percentages are based on 6,200,000 shares of Class A common stock outstanding immediately after the initial public offering of Class A common stock by AppFolio, Inc. set forth in its prospectus dated June 25, 2015 and filed with the Securities and Exchange Commission on June 26, 2015.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, or other proceeds from the sale of, the Class A common stock held by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 7, 2015

/s/ Gary Scheier
Signature

Gary Scheier
Attorney-in-fact for:

William E. Oberndorf (1)
Bill & Susan Oberndorf Foundation (1)
Oberndorf Investments LLC (1)
Peter C. Oberndorf (1)
Peter Oberndorf Irrevocable Trust, dated 6/30/89 (1)

(1) A Power of Attorney authorizing Gary Scheier to act on behalf of this person or entity is filed as Exhibit B.

EXHIBIT INDEX

Exhibit	Document Description

A	Agreement Pursuant to Rule 13d-1(k)

B	Power of Attorney